Exhibit 8.1

Subsidiaries of Galmed Pharmaceuticals Ltd.

The following table sets forth the name and jurisdiction of incorporation of our subsidiaries as of the date hereof.

Name of Subsidiary	Jurisdiction of Incorporation

Galmed International Ltd.	Malta

Galmed Research & Development Ltd.	Israel